EXHIBIT 99.2

Magal Receives $1.2 Million in Orders for Critical Infrastructure Protection in the Far East

Press Release: Magal Security Systems Ltd – 8 hours ago

YAHUD, Israel, January 17, 2012 /PRNewswire/ -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) today announced that it received $1.2 million of orders for critical infrastructure in the Far East.

The first order is for a project to protect the perimeter and outdoors of a chemical industrial site. The project is based on an integrated CCTV solution with day and night cameras and Maestro DB - an advanced Video Management Software (VMS) with powerful Intelligent Video Analytics (IVA), optimized for outdoor security applications. Completion of the project is expected in 2012.

The second order is for multilayered PIDS (Perimeter Intrusion Detection System) solutions to secure two nuclear facilities, consisting of the Yael taut wire system, a fence mounted microphonic cable system and MagBar - a robust smart grid, used to secure water canals in order to complement the full security belt around sensitive sites.

Eitan Livneh, President and CEO of Magal S3, commented: "Managers of Critical Infrastructure in mitigating the risks to their strategic services and their exposure to environmental catastrophes are now installing several layers of diverse technologies, which is exactly where we excel."

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries.

Magal S3 offers a broad portfolio of unique homegrown products used to protect sensitive installations in some of the world's most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems

•	Close Circuit TV (CCTV) - a comprehensive management platform with a leading Intelligent Video Analytics (IVA) and Video Motion Detection (VMD) engine

•	Physical Security Information Management (PSIM) - an open site management system that enhances command, control and decision making during both routine operations and crisis situations

For more information:
Magal S3
Eitan Livneh, CEO
Tel: +972-3-539-1421
Assistant: Ms. Elisheva Almog
E-mail: elishevaa@magal-s3.com
http://www.magal-s3.com

CCG Investor Relations
Ehud Helft/Kenny Green
Tel: (US) +1-646-201-9246
Int'l dial: +972-3-607-4717
E-mail: magal@ccgisrael.com